FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
athe Securities Exchange Act of 1934

For period ending January 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Issued: Wednesday 28 January 2015, London UK - LSE Announcement

Regulatory update on three-part transaction with Novartis

GlaxoSmithKline plc (LSE/NYSE: GSK) has today received clearance from the European Commission of its proposed three-part transaction with Novartis which includes the acquisition of Novartis's vaccines business (excluding influenza vaccines), the creation of a consumer healthcare joint venture between GSK and Novartis and the divestment to Novartis of GSK's marketed Oncology portfolio, related R&D activities and rights to two pipeline AKT inhibitors.
The European Commission's approval is subject to certain conditions, which GSK and Novartis have agreed to undertake following completion of the proposed transaction.

In relation to the vaccines acquisition, GSK has agreed to sell its meningitis vaccines, Nimenrix and Mencevax, on a global basis. These vaccines are marketed outside of the US and generated annual global sales of £36m in 2013. GSK will also divest two small Novartis bivalent vaccines for protection against diphtheria and tetanus in Italy and Germany.

In relation to the proposed consumer healthcare joint venture, GSK has agreed to sell its NiQuitin smoking cessation products and Coldrex cold & flu products in the European Economic Area (EEA), its local Panodil pain management and Nezeril/Nasin cold and flu products in Sweden, and Novartis's topical cold sore business in the EEA. In total, these brands generated revenue of approximately £109m in 2013.

The closing of the three-part transaction with Novartis remains subject to certain other conditions described in GSK's shareholder circular dated 20 November 2014, including remaining antitrust clearances. Subject to these conditions, the transaction is on track to complete during the first half of 2015. GSK Shareholder approval of the transaction was received on December 18, 2014.

V A Whyte
Company Secretary
28 January 2015

GSK
- one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Stephen Rea	+1 215 751 4394	(Philadelphia)
	Sarah Alspach	+1 202 715 1048	(Washington, DC)
	Mary Anne Rhyne	+1 919 483 0492	(North Carolina)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Information regarding forward-looking statements

This announcement includes statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "projects", "anticipates", "expects", "intends", "may", "will", or "should" or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this announcement and include, but are not limited to, statements regarding GSK's intentions, beliefs or current expectations concerning, among other things, GSK's business, results of operations, financial position, prospects, growth, strategies and the industry in which it operates as well as those of the Novartis businesses that are the subject of the transaction. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements are not guarantees of future performance and the actual results of GSK's operations and financial position, and the development of the markets and the industry in which GSK operates, may differ materially from those described in, or suggested by, the forward-looking statements contained in this announcement. The same applies in respect of the Novartis Businesses that are the subject of the transaction. In addition, even if the results of operations, financial position and the development of the markets and the industry in which GSK operates are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods. A number of factors could cause results and developments to differ materially from those expressed or implied by the forward-looking statements including, without limitation, general economic and business conditions, industry trends, competition, changes in regulation, currency fluctuations, changes in its business strategy, political and economic uncertainty and other factors discussed in this announcement.
Forward-looking statements may, and often do, differ materially from actual results. Any forward-looking statements in this announcement speak only as of their respective dates, reflect GSK's current view with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to GSK's operations, results of operations and growth strategy. You should specifically consider the factors identified in this document, in addition to the risk factors that may affect GSK's operations which are described under "Risk Factors" in the Company's 2013 Annual Report on Form 20-F, which could cause actual results to differ before making any decision in relation to the Transaction as well as those of the Novartis businesses that are the subject of the transaction. Subject to the requirements of the FCA, the London Stock Exchange, the Listing Rules and the Disclosure and Transparency Rules (and/or any regulatory requirements) or applicable law, GSK explicitly disclaims any obligation or undertaking publicly to release the result of any revisions to any forward-looking statements in this announcement that may occur due to any change in GSK's expectations or to reflect events or circumstances after the date of this announcement.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: January 28, 2015

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc